February 23, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	Voyager Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted January 18, 2024

CIK No. 0002006815

Ladies and Gentlemen:

On behalf of our client, Voyager Acquisition Corp./Cayman Islands (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated February 14, 2024, relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on January 18, 2024.

The Company is concurrently filing via EDGAR Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Draft Registration Statement on Form S-1

General

1.	You state on page 4 that “[s]everal team members have collectively advised and facilitated the raising of over $2.0 billion in SPAC IPOs and over $5.0 billion in SPAC business combinations to date.” In appropriate locations in the prospectus, please identify the SPAC IPOs, and their current status and share price.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 4 and 91 to address the Staff’s comment.

Cover Page

2.	We note your disclosure that you will have 24 months from the closing of the initial public offering to consummate your initial business combination. Please clarify that you may amend your organizational documents to extend your business combination deadline. If there are reasons why you may not seek shareholder approval to extend such deadline, please state so here and elsewhere where the deadline is disclosed.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and page F-8 to address the Staff’s comment.

The Offering

Conflict of Interest, page 15

3.	Please revise to quantify the noted conflicts of interest in this section.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 15 to address the Staff’s comment.

Manner of Conducting Redemptions, page 19

4.	We note your statement that “[e]ach public shareholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction.…” Please revise here, and elsewhere, to disclose whether the shareholders will be permitted to redeem their shares if they do not vote, or abstain from voting their shares.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 19, 100, 109, 131 and F-8 to address the Staff’s comment.

Risk Factors

If our initial business combination involves a company organized..., page 33

5.	Please include in your risk factor the risk of the excise tax applying to redemptions in connection with extensions.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 33 to address the Staff’s comment.

To mitigate the risk that we might be deemed to be an investment company..., page 34

6.	Please disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the loss of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 34 to address the Staff’s comment.

Risks Relating to Our Securities

We may issue our shares to investors in connection with our initial business combination..., page 60

7.	We note your disclosure related to PIPE transactions. Please clearly disclose their impact to you and investors. To the extent you may utilize PIPE transactions, if true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor’s completion of the business combination. Additionally, please also disclose that these arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. Lastly, please clarify here and throughout the prospectus the risks associated with the PIPE transactions that may occur at a price below the IPO price of $10 per share.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 60 to address the Staff’s comment.

Use of Proceeds, page 77

8.	Please revise to include footnotes 5 and 7 in the Use of Proceeds table.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 77 and 78 to address the Staff’s comment.

Capitalization, page 83

9.	Please It appears you have classified the private and public warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure that “the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the Initial Shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.”

Response: The Company will account for the warrants to be issued in connection with the Proposed Public Offering and the Private Placement in accordance with the guidance contained in ASC 815-40. Both Private Placement and Public Warrants are classified as equity because the warrants are indexed to the Company’s own stock as discussed in ASC 815-40-15-7, thus meeting criteria for equity classification listed under ASC 815-40-25-10. The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Proposed Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. In addition, Private warrants contain the same settlement provisions as public warrants i.e. Private warrants do not contain any provisions that change the settlement depending on the holder of the warrants.

The Company has revised its disclosure on page F-15 with respect to the Public and Private Warrants to align with the above.

Liquidity and Capital Resources, page 85

10.	Please We note your statement that your liquidity requirements include $720,000 for fees pursuant to the Administrative Services Agreement for office space, administrative, financial and support services. We also note that your Use of Proceeds section indicates you will use $320,000 for legal and accounting fees related to regulatory reporting obligations and $400,000 for director and officer’s liability insurance. Please revise your disclosure throughout the prospectus as appropriate.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 86 to address the Staff’s comment.

Related Party Transactions, page 88

11.	Please revise to also address the 6,000,000 private placement warrants, the fees for office space, secretarial and administrative services, the fees for the consulting services to an entity affiliated to your Chief Executive Officer, and the possible payment of finder’s fees.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 88 to address the Staff’s comment.

Management

Officers, Directors and Director Nominees, page 114

12.	Please briefly describe the business experience during the past five years of each director, executive officer, person nominated or chosen to become a director or executive officer, including: each person’s principal occupations and employment during the past five years including the relevant dates of employment; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. In addition, for each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant’s business and structure. See Item 401(e)(1) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure pages 114 and 115 to address the Staff’s comment.

13.	We note your statement that “None of our executive officers or directors have received any cash compensation for services rendered to us as of the date of this prospectus.” Please revise to clarify that no compensation was awarded to, earned by, or paid to your executive officers or directors.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 116 to address the Staff’s comment.

Conflicts of Interest, page 120

14.	Please expand your disclosure in this section to highlight the financial conflicts of interest of your sponsor, officers, directors, advisors and/or your or their affiliates. Please revise to quantify the noted conflicts of interest. For example, highlight, to the extent applicable, conflicts arising from ownership of the founder shares and private placement warrants, including that because of the low price they paid for the founder shares, your sponsor and your officers and directors may make a substantial profit even if the company selects an acquisition target that subsequently declines in value and is unprofitable for public investors. Please address the material conflicts of interest in this section including the repayment of loans made by your sponsor and the reimbursement of any out-of-pocket expenses.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 120 to address the Staff’s comment.

Principal Shareholders, page 124

15.	Please revise to include your officers and directors in the beneficial ownership table. In addition, we note you indicate that Adeel Rouf has the position as Chairman, however we note that Warren Hosseinion is listed as Chairman in the signature section and elsewhere in the prospectus. Finally, we note that the After Offering Number of Shares Beneficially Owned column indicates that 5,000,000 shares is 20% of the outstanding shares and that 3,750,000 shares is 20% of the outstanding shares. Please revise or advise us as appropriate.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 124 and 125 to address the Staff’s comment.

Taxation, page 150

16.	We note your statement in the first paragraph that “The following summary of certain Cayman Islands and United States federal income tax consequences of an investment in our units….”, in the third paragraph that “The following is a discussion on certain Cayman Islands income tax consequences….”, and in the legend that “THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAXCONSIDERATIONS ….” Please revise to delete the word “certain” from the noted sentences.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 150 and 152 to address the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-2

17.	Please include a signed audit report in your next amendment. Refer to Rule 2-02 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages F-1 and F-2 to address the Staff’s comment.

Notes to Financial Statements, Note 1, page F-7

18.	We note your disclosure on page 2 that the sponsor of the Registrant is a Delaware limited liability company. On page F-7 in Note 1, the sponsor is described as a Cayman Islands limited liability company. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page F-7 to address the Staff’s comment.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

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